Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-279682

June 6, 2024

Applied Materials, Inc.

Pricing Term Sheet

4.800% Senior Notes due 2029

Issuer:	Applied Materials, Inc.

Title:	4.800% Senior Notes due 2029

Principal Amount:	$700,000,000

Coupon:	4.800%

Maturity Date:	June 15, 2029

Treasury Benchmark:	4.500% due May 31, 2029

Benchmark Treasury Price and Yield:	100-29 1⁄4; 4.294%

Spread to Benchmark Treasury:	Plus 55 basis points

Yield to Maturity:	4.844%

Price to Public:	99.806% of the principal amount

Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing on December 15, 2024

Optional Redemption:

Prior to May 15, 2029 (one month prior to the maturity date of the notes) (the “Par Call Date”), the issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, at 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Change of Control Put:	101% of the principal amount plus accrued interest

Ratings:*	A2 / A / NR (Moody’s / S&P / Fitch)

Settlement Date:**	T+3; June 11, 2024

CUSIP / ISIN:	038222 AS4 / US038222AS42

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Citigroup Global Markets Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc. Wells Fargo Securities, LLC

Co-Managers:	BNP Paribas Securities Corp. Goldman Sachs & Co. LLC BNY Mellon Capital Markets, LLC ICBC Standard Bank Plc*** KeyBanc Capital Markets Inc. Academy Securities, Inc.

*

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the first business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers who wish to trade the notes prior to one business day before delivery should consult their advisors in this regard.

***

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell notes constituting part of its allotment solely outside the United States.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322 or J.P. Morgan Securities LLC at 1-212-834-4533.

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